

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Devinder Kumar
Chief Financial Officer
ADVANCED MICRO DEVICES INC
2485 Augustine Drive
Santa Clara, CA 95054

> **Re: ADVANCED MICRO DEVICES INC**
> **Form 10-K for the fiscal year ended December 28, 2019**
> **Filed February 4, 2020**
> **File No. 1-07882**

Dear Mr. Kumar:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing